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August 24, 2007

Morrison & Foerster LLP
AIG Building, 11th Floor
1-3, Marunouchi 1-Chome
Chiyoda-ku, Tokyo
100-0005 Japan


Mr. Michael Moran
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington D.C., 20549-0305
U.S.A.

         Re:      Wacoal Holdings, Corp.
                  Form 20-F for the fiscal year ended March 31, 2007 Filed July 20, 2007
                  File No. 000-11743

Dear Mr. Moran:

         I refer to your letter dated August 9, 2007, with respect to the annual report on Form 20-F of Wacoal Holdings, Corp. ("WACOAL") for the fiscal year ended March 31, 2007 and voicemail correspondence that I exchanged with Mr. Scott Stringer on August 22, 2007 regarding the due date for responding to your letter. Wacoal has requested an extension of the due date in order to have sufficient time for compilation and review internally and by Wacoal's advisors of the responses to the Staff's comments. Wacoal confirms that it intends to submit its responses to the Staff's comments by September 7, 2007.

         Wacoal appreciates your cooperation in extending the deadline for their response.


                                           Very truly yours,



                                           /s/ Jeff Schrepfer
                                           -------------------------------------
                                           Jeff Schrepfer


cc:   Leron - Finance Department
      (Wacoal America, Inc.)
      Mr. Ikuo Otani
      (Wacoal Holdings Corp.)